SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16 of

the Securities Exchange Act of 1934

For the month of October 2017

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Financial restructuring plan:

favorable vote by long-standing shareholders

Paris, France – October 17, 2017

CGG has called a Combined General Meeting of its shareholders to be held October 311, 2017, notably with the aim of approving the resolutions required for the implementation of its financial restructuring plan.

Following commitments obtained from the Company and its creditors, Bpifrance has indicated that it will vote in favor of all resolutions required for the implementation of the financial restructuring plan. Bpifrance, through Bpifrance Participations, is a shareholder of CGG and holds 9.4% of its capital and 10.8% of its voting rights.

This decision falls within the scope of the undertakings entered into by CGG and certain creditors in the context of the safeguard procedure, giving specific emphasis to employment and the Group’s roots in France. Furthermore, CGG asked the Commercial Court of Paris to take these undertakings into account in its judgment sanctioning the plan. These commitments are described in detail in the securities note supplement dated October 17, 2017 supplementing the prospectus which received AMF approval number 17-551 on October 13, 2017, which is available on CGG’s website.

DNCA, holding approximately (i) 7.9% of CGG’s capital and 7.7% of its voting rights, (ii) 5.5% of the aggregate nominal amount of CGG’s senior notes and (iii) 20.7% of the aggregate nominal amount of CGG’s convertible bonds, also committed, under the Restructuring Support Agreement dated June 13, 2017, to vote in favor of the restructuring plan at the General Meeting.

Lastly, the financial restructuring plan was also adopted by an overwhelming majority (i) on July 28, 2017, as part of the safeguard procedure, by the committee of banks and financial institutions and by the general meeting of bondholders and (ii) on October 2, 2017, by the creditor classes entitled to vote on the chapter 11 plan in the United States.

The press release shall not constitute an offer to sell or the solicitation of an offer to buy securities. There will not be any sale of these securities in any such state or country in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any state or country.

The securities referred to herein have not been and will not be registered under the US Securities Act of 1933, as amended (the “Securities Act”) and may not be offered and sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary business divisions of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation. CGG employs around 5,500 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0013181864) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts

Group Communications Christophe Barnini Tel: + 33 1 64 47 38 11 E-Mail: : invrelparis@cgg.com	Investor Relations Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: : invrelparis@cgg.com

[1]	Notice of shareholders’ meeting published on September 25, 2017 in the Bulletin des Annonces Légales Obligatoires (BALO) (number 115) and Convening notice published on October 10, 2017 in the BALO (number 123)

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date October 17th, 2017	By	/s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Chief Financial Officer